Filed Pursuant to Rule 433

Registration No: 333-134553

FX Basket-Linked Note

“BRIC Leveraged Appreciation Basket”	Preliminary Terms and Conditions
December 6, 2007
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via single basket a long position in the Brazilian Real (BRL), Russian Ruble (RUB), Indian Rupee (INR) and Chinese Renminbi (CNY) (collectively, the “Reference Currencies”), relative to the U.S. dollar (USD).  If, as of the Valuation Date, the Basket Return is greater than zero (that is, if the Reference Currencies have in aggregate appreciated relative to the USD on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of the Leverage (a minimum of 175%) and the Basket Return.  If the Basket Return on the Valuation Date is less than or equal to zero (that is, if the Reference Currencies have in aggregate depreciated or not appreciated relative to the USD on the Valuation Date), then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA–)
Issue Size	USD [TBD]
Issue Price	100%
Principal Protection	100% at the Maturity Date
Trade Date	[December 21], 2007
Issue Date	[December 28], 2007
Valuation Date

[December 21], 2009; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	[December 28], 2009
Reference Currencies	Brazilian Real (BRL), Russian Ruble (RUB), Indian Rupee (INR) and Chinese Renminbi (CNY)
Reference Exchange Rates	For each Reference Currency, the spot exchange rate for that Reference Currency quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

Leverage	A minimum of 175%
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:
Leverage * Basket Return
provided that the minimum Additional Amount payable on the notes shall be zero.
Basket Return	The sum of the Weighted Currency Returns for the Reference Currencies
Weighted Currency Returns	For each Reference Currency:
	Weighting * {	Initial Reference Currency Rate – Settlement Rate	}
Initial Reference Currency Rate
Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
	Reference Currency	Weighting	Initial Reference Currency Rate
	BRL	25%	TBD
	RUB	25%	TBD
	INR	25%	TBD
	CNY	25%	TBD

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency on the Trade Date, determined in accordance with the applicable Settlement Rate Option.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).
Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:

	Reference Currency	Screen Reference	Valuation Business Day
	BRL	BRFR	Brazilia, Rio de Janiero or São Paulo
	RUB	EMTA	Moscow
	INR	RBIB	Mumbai
	CNY	SAEC	Beijing

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes–Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York
Business Day Convention	Following

Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:
	•	for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and
•

for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:
(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or
(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US5252M0BA41
CUSIP: 5252M0BA4
Settlement System	DTC
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public(1)	Fees (2)	Proceeds to the Issuer
	Per note	$1,000	$[22.50]	$[977.50]
Total

(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of up to $22.50 per $1,000 principal amount, or of up to 2.25%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors–Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences–Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending November 28, 2004, through the week ending December 2, 2007, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar.  The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following charts show the hypothetical Basket Return at the end of each week in the period from the week ending November 28, 2004, through the week ending December 2, 2007, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 on December 2, 2007, based upon the Reference Exchange Rates determined on that day.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Additional Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on the hypothetical values for the Leverage (175%) and Initial Reference Currency Rates (each of which will be determined on the Trade Date), as well hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and the resulting Basket Return.

The Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: BRL, RUB, INR and CNY each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of 0.0800 (8.00%), which is greater than zero.  The Additional Amount is therefore equal to 14.00%, and the Redemption Amount is equal to 114.00%, times the principal amount of the notes.

Because the Basket Return is 0.0800, the Redemption Amount payable at maturity is equal to $1,140.00 per $1,000 note (reflecting an Additional Amount of $140.00 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 175% * 0.0800) = $1,140.00.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
	Currency Rate	Settlement Rate		Weighted
Basket Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
BRL	1.7960	1.6703	25%	0.0175
RUB	24.4692	22.5117	25%	0.0200
INR	39.40	35.07	25%	0.0275
CNY	7.4025	6.9584	25%	0.0150
	Basket Return = Sum of Weighted Currency Returns =			0.0800

Example 2: BRL, RUB, INR and CNY each depreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of –0.0495 (–4.95%).  The Additional Amount is therefore equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

Because the Basket Return is –0.0495, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
	Currency Rate	Settlement Rate		Weighted
Basket Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
BRL	1.7960	1.8714	25%	–0.0105
RUB	24.4692	24.9831	25%	–0.0052
INR	39.40	41.61	25%	–0.0140
CNY	7.4025	7.9873	25%	–0.0198
	Basket Return = Sum of Weighted Currency Returns =			–0.0495

Example 3: BRL and RUB each appreciate relative to their Initial Reference Currency Rates, while INR and CNY each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of 0.0313 (3.13%).  The Additional Amount is therefore equal to the 5.478%, and the Redemption Amount is equal to 105.48%, times the principal amount of the notes.

Because the Basket Return is 0.0313, the Redemption Amount payable at maturity is equal to $1,054.78 per $1,000 note (reflecting an Additional Amount of $54.78 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 175% * 0.0313) = $1,054.78.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
	Currency Rate	Settlement Rate		Weighted
Basket Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
BRL	1.7960	1.6128	25%	0.0255
RUB	24.4692	22.4138	25%	0.0210
INR	39.40	40.35	25%	–0.0060
CNY	7.4025	7.6764	25%	–0.0092
	Basket Return = Sum of Weighted Currency Returns =			0.0313

Example 4: BRL and INR each depreciate relative to their Initial Reference Currency Rates, while RUB and CNY each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Return of –0.0265 (–2.65%).  The Additional Amount is therefore equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

Because the Basket Return is –0.0265, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference
	Currency Rate	Settlement Rate		Weighted
Basket Currency	(on Trade Date)	(on Valuation Date)	Weighting	Currency Return
BRL	1.7960	2.0528	25%	–0.0358
RUB	24.4692	23.6862	25%	0.0080
INR	39.40	45.43	25%	–0.0383
CNY	7.4025	6.2329	25%	0.0395
	Basket Return = Sum of Weighted Currency Returns =			–0.0265